Wachtell, Lipton, Rosen & Katz

November 17, 2008

VIA EDGAR AND EMAIL

Matt McNair, Esq.
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 4561
Washington, D.C. 20549

Re:  Wells Fargo & Company
        Registration Statement on Form S-4
        Filed October 31, 2008
                  and Documents Incorporated by Reference
        File No. 333-154879

Dear Mr. McNair:

     Set forth below are responses of Wells Fargo & Company (“Wells Fargo”) and Wachovia Corporation (“Wachovia”) to the comments of the Staff of the Division of Corporation Finance that were set forth in your letter dated November 12, 2008 regarding Wells Fargo’s Registration Statement on Form S-4 (the “Registration Statement”), Wells Fargo’s Annual Report on Form 10-K for the year ended December 31, 2007 (the “Form 10-K”), Wells Fargo’s Quarterly Report on Form 10-Q for the Period ended September 30, 2008 (the “Wells Fargo Form 10-Q”) and Wachovia’s Quarterly Report on Form 10-Q for the Period ended September 30, 2008 (the “Wachovia Form 10-Q”). In connection with this letter responding to the Staff’s comments, we are filing Amendment No. 1 to the Registration Statement, and we have enclosed six courtesy copies of such Amendment No. 1 marked to show changes from the Registration Statement as filed on October 31, 2008.

Matt McNair, Esq.
November 17, 2008

     As we have discussed with the Staff, time is of the essence in moving this transaction forward, and we currently expect to complete the transaction, subject to the terms and conditions of the merger agreement, promptly following the meeting of Wachovia stockholders. Accordingly, to the extent the Staff believes that any of our responses are not sufficient to permit moving ahead to declare the Form S-4 to be effective, we stand ready to work with you to resolve any such concerns as quickly as possible, and we would appreciate it if the Staff would let us know of any concerns at the earliest possible time.

     The Staff’s comments, indicated in bold, are followed by responses on behalf of Wells Fargo and Wachovia (with respect to the Registration Statement), by responses on behalf of Wells Fargo (with respect to the Form 10-K and the Wells Fargo Form 10-Q) and by responses on behalf of Wachovia (with respect to the Wachovia Form 10-Q).

Form S-4

General

     1.   Please provide any presentation, memo, report or other material provided to the boards of directors of Wells Fargo or Wachovia by either’s respective financial advisors with regard to the valuation or fairness of the transaction other than the opinion included in your registration statement.

     In response to the Staff’s comment, we advise the Staff that no presentation, memo, report or other material was provided to the boards of directors of Wells Fargo or Wachovia by either’s respective financial advisors with regard to the valuation or fairness of the transaction other than the opinions included in the registration statement.

     2.   Please tell the staff whether any projection, analysis or other material non-public information was provided by Wells Fargo to Wachovia. Also, please provide to the staff the projections provided by Wachovia to its financial advisors and to Wells Fargo. We note that Wells Fargo did not provide financial forecasts to Wachovia’s financial advisors.

     In response to the Staff’s comment, we advise the Staff that Wells Fargo did not provide any projection, analysis or other material non-public information to Wachovia. Projections provided by Wachovia to its financial advisors and to Wells Fargo are being furnished to the Staff supplementally.

     3.   We note numerous press articles describing the significance of IRS Notice 2008-83 relating to the treatment of deductions under section 382(h) of the Internal Revenue Code with respect to losses on loans after an ownership change of a bank. With a view toward providing greater transparency in your document, please address the following regarding that interpretation:

  Please provide us with a summary of the incremental impact of this IRS Notice in relation to the merger transaction, including quantification of the tax benefits that would have resulted from the merger transaction based on the IRS guidance prior to the issuance of this IRS Notice compared to the tax benefits resulting from the merger transaction as computed based on this IRS Notice.

Matt McNair, Esq.
November 17, 2008

     The Staff is supplementally advised that IRS Notice 2008-83 did not have a direct incremental impact on the financial statements. Although Wachovia’s total losses were forecast to be large, at the time of signing of the definitive agreement our internal estimate of Wachovia’s “net unrealized built-in loss” (i.e., the amount of Wachovia’s total losses that would be subject to limitation under Section 382 of the Code following the transaction) was relatively small at approximately $3 billion. Contemporaneous internal estimates of the value of the Wachovia’s stock (including its outstanding preferred stock) resulted in an expected Section 382 limitation of approximately $1 billion per year. Accordingly, even in the extremely unlikely worst case scenario in which all of Wachovia’s built in losses were realized within the first year following the transaction, under the basic statutory provisions of Section 382 and without regard to Notice 2008-83, Wells Fargo would be able to use all such losses in excess of $3 billion immediately, and the $3 billion of such losses that would be subject to limitation under Section 382 would be used $1 billion per year in each of the first, second and third years following the merger. Wachovia’s “net unrealized built-in loss” is not, however, a static number and cannot ultimately be determined until closing. Absent Notice 2008-83, Wachovia’s “net unrealized built-in losses” would need to exceed $21 billion in order to lose any tax benefits under Section 382. We currently do not expect Wachovia’s “net unrealized built-in loss” to exceed $21 billion at closing.

  Please tell us how this IRS notice impacted your decision making process to make an offer to Wachovia on October 2, 2008 after informing Wachovia that you were not prepared to make an offer on September 28, 2008.

     The Staff is supplementally advised that the financial impact of the change reflected in the IRS notice was itself not a major factor in causing Wells Fargo to reconsider its willingness to ultimately make an offer for Wachovia on an unassisted basis. During the weekend of September 27/28, in which events were moving extremely fast in a highly compressed timeframe, Wells Fargo ultimately concluded that it had not had an opportunity to conduct asset due diligence that was sufficient to support the risk of making an offer to engage in a transaction in the absence of some kind of risk-sharing with the FDIC. Wells Fargo then engaged in several discussions with the FDIC about the nature and extent of such an “assisted transaction” involving such a risk-sharing arrangement. At that time, there was a primary focus on various loss risk allocation scenarios and the potential financial impact of those scenarios on Wells Fargo, and less of a focus on the effect of an assisted transaction from a tax standpoint (including the fact that under pre-existing law, an acquiror in a government-assisted bank acquisition is generally not permitted to carry forward any built-in losses of the target). After the public announcement regarding a letter of intent for a potential transaction involving Citigroup, the disclosure of the IRS notice contributed to Wells Fargo re-focusing on the issue of limitations under Section 382 generally. As a result of this further review, Wells Fargo concluded that the availability of tax benefits related to built-in losses at Wachovia under pre-existing law made a traditional, unassisted acquisition more financially attractive relative to an assisted transaction than had previously been believed. While the IRS notice served to help stimulate this further analysis, under the circumstances the additional economic benefit from the change reflected in the IRS notice itself was modest. In addition, the tax analysis was one of several factors that helped Wells Fargo conclude that it could make an offer on an unassisted basis; additional time to perform further analysis helped Wells Fargo to better estimate the risk inherent in various Wachovia businesses and assets and the likely range of ultimate cost to Wells Fargo.

Matt McNair, Esq.
November 17, 2008

  Please provide us with an analysis of the impact of this IRS notice on the pro forma results of operations of the combined company and your internal rate of return goal as noted in the third bullet point on page 47.

     As noted above the issuance of the notice did not have any material impact on the pro forma results of operations of the combined company, other than added assurance that tax benefits resulting from any losses would not be limited as to the timing of the recognitions of any such tax benefit.

     4.   Please file all exhibits, including drafts of your legality and tax opinions, with your next amendment; providing them as soon as practicable will permit for an expedited review of the materials.

     In response to the Staff’s request, we have filed all exhibits with the amended Form S-4 and certain of the exhibits have previously been provided to the Staff supplementally.

     5.   The Forms 10-Q and 8-K filed October 30, 2008 disclose Treasury’s $25 billion investment in Wells Fargo pursuant to the Capital Purchase Program and the issuance of warrants to purchase approximately 110.3 million shares of Wells Fargo common stock. We note that Capital Purchase Program participants are subject to certain restrictions with respect to executive compensation. Please revise the registration statement, where appropriate, to briefly summarize the restrictions on compensation applicable to Wells Fargo as a result of its participation in the Capital Purchase Program.

     In response to the Staff's comment, we have added additional disclosure on page 18 of the Form S-4.

     6.   We note the disclosure on page 46 that, in agreeing to the merger, Wachovia took into account the fact that “Wells Fargo’s credit rating will be a substantial strength for the combined company in terms of funding and liquidity.” However, recent reports have indicated that Wells Fargo’s credit rating may be downgraded. Please briefly disclose, where appropriate, the impact a credit rating downgrade may have on the combined company’s funding and liquidity and whether a downgrade would cause Wells Fargo, or the combined company, to violate any debt covenants. Please also disclose whether Wachovia’s board, despite any impact a downgrade might have, would continue to consider Wells Fargo’s credit rating to be a substantial strength to the combined company.

     In response to the Staff’s comment, we have added additional disclosure on pages 20 and 37 of the Form S-4. We supplementally advise the Staff that a reasonably possible credit rating downgrade would not otherwise significantly impact the combined company's funding or liquidity or cause the violation of any debt covenants.

     7.   The risk factor discussion must immediately follow the summary section. Please revise accordingly. Refer to Item 503(c) of Regulation S-K.

     In response to the Staff’s comment, we have revised the Form S-4 so that the risk factor discussion immediately follows the summary section.

Matt McNair, Esq.
November 17, 2008

     8.   You qualify the summaries of certain documents, such as the merger agreement and fairness opinion, by referencing the individual documents. Where you do this, please indicate that they are summaries of the material terms.

     In response to the Staff’s comment, we have revised the disclosure on pages 43, 49, 55 and 73 of the Form S-4.

Prospectus Cover Page

     9.   Please state the title and amount of securities to be offered. Refer to Item 501(b)(2) of Regulation S-K.

     In response to the Staff’s comment, we have added the title and amount of securities to be offered on the Prospectus cover page.

     10.  Please identify the trading symbol of the securities to be offered. We note this is disclosed elsewhere in the document. Refer to Item 501(b)(4) of Regulation S-K.

     In response to the Staff’s comment, we have added the trading symbol of the securities to be offered on the Prospectus cover page.

Summary

General

     11.  Please revise the preamble to state that it highlights “the material” information, not “selected” from the document.

     In response to the Staff’s comment, we have revised the disclosure on page 6 of the Form S-4.

Opinions of Wachovia’s Financial Advisors, page 8

     12.  Please revise this section to describe the method of selection of Perella Weinberg. Refer to Item 1015(b)(3) of Regulation M-A.

     In response to the Staff’s comment, we have revised the disclosure on page 50 of the Form S-4.

     13.  Please revise this section to disclose any material relationship that existed during the past two years, or is mutually understood to be contemplated, and any compensation received or to be received as a result of the relationship between the financial advisors and Wachovia and/or Wells Fargo. Refer to Item 1015(b)(4) of Regulation M-A. Alternatively, confirm that no such relationships existed.

     In response to the Staff’s comment, we have revised the disclosure on pages 44 and 50 of the Form S-4.

Wachovia’s Directors and Executive Officers May Receive Additional Benefits ..., page 8

Matt McNair, Esq.
November 17, 2008

     14.  Please disclose the approximate total dollar amount that will be paid to Wachovia directors and executive officers as a result of the merger. We note the disclosure beginning on page 59.

     In response to the Staff’s comment, we have revised the disclosure on page 8 of the Form S-4.

Unaudited Pro Forma Condensed Combined Financial Information, page 18

     15.  You disclose that the unaudited pro forma information does not give effect to the Wachovia preferred stock issued to Wells Fargo in connection with the merger. Please revise to disclose the date the preferred stock was issued and to clarify that this transaction would get eliminated in the pro forma presentation.

     In response to the Staff’s comment, we have disclosed the date on which the Wachovia preferred stock was issued to Wells Fargo in connection with the merger and clarified that this transaction would be eliminated in the pro forma presentation on pages 59 and 63 of the Form S-4.

     16.  We note your disclosure in footnote 1 on page 20 that total stockholders’ equity does not reflect the $25 billion in securities issued to the US Treasury Department. Given the significance of the transactions with the US Treasury Department, please tell us why you do not believe it would be appropriate and more transparent to provide a separate column in the financial statements illustrating the impact of the securities issued to the U.S. Treasury Department on total stockholders’ equity, net income available to common stockholders, earnings per common share, diluted earnings per common share, and diluted average common shares outstanding.

     In response to the Staff’s comment, we have revised the unaudited pro forma condensed combined financial information to illustrate both the impact of the securities issued to the U.S. Treasury Department on October 28, 2008 and our common stock offering on November 6, 2008.

Note 5: Pro Forma Adjustments, page 24

17.  We have the following comments related to Balance Sheet Adjustment B:

A. Please revise to disclose how you determined if a loan was in the scope of SOP 03-3 for purposes of these pro forma adjustments.

     In response to the Staff’s comment, we have revised Balance Sheet Adjustment B on page 65 of the Form S-4 to disclose how we determined if a loan was in the scope of SOP 03-3.

B. Please revise to disclose the total amount of loans in the scope of SOP 03-3, which resulted in the pro forma adjustment presented.

     In response to the Staff’s comment, we have revised Balance Sheet Adjustment B on page 65 of the Form S-4 to disclose the total amount of loans in the scope of SOP 03-3.

Matt McNair, Esq.
November 17, 2008

C.   Please revise to disclose how you determined the amount recognized under SOP 03-3.

     In response to the Staff’s comment, we have revised Balance Sheet Adjustment B on page 65 of the Form S-4 to disclose how we have determined the amount recognized under SOP 03-3.

D.   Please revise to disclose the estimated amount of accretable yield for loans in the scope of 03-3.

     In response to the Staff’s comment, we have revised Balance Sheet Adjustment B on page 65 of the Form S-4 to disclose the estimated amount of accretable yield for loans in the scope of SOP 03-3.

E.   Please revise to provide a narrative discussion of the reasons the SOP 03-3 adjustment of $39.2 billion is so much greater than the $10.4 billion existing allowance for loan losses for loans subject to SOP 03-3 as disclosed in Balance Sheet Adjustment C. Identify the respective accounting bases used for each adjustment.

     In response to the Staff’s comment, we have revised Balance Sheet Adjustment C on page 65 of the Form S-4 to disclose the reasons the SOP 03-3 adjustment of $39.2 billion is so much greater than the $10.4 billion existing allowance for loan losses and have identified the respective accounting bases used for each adjustment.

     18.  Please tell us in detail and revise to briefly disclose how you determined the amount of existing allowance for loan losses for loans subject to SOP 03-3 as disclosed in Balance Sheet Adjustment C.

     Wells Fargo initiated a project, led by our Credit Administration group in partnership with our Accounting Policy group, to perform a portfolio-by-portfolio review of the Wachovia loans to determine those which would be subject to SOP 03-3. We determined loans to be subject to SOP 03-3 if they had evidence of deterioration in credit quality since origination and if it was probable that we would be unable to collect all contractually required payments. The probability threshold utilized was 75%, as established by our Accounting Policy group. Our determination of the credit losses for loans in the scope of SOP 03-3 was segmented between consumer and commercial loans. Consumer loans were analyzed on a pooled basis, given the homogeneous nature of these loans, and Wells Fargo credit models utilized Wachovia’s loan level details to estimate the life of loan credit losses associated with the pools. For commercial loans, our senior credit officers analyzed loan listing reports, had discussions with Wachovia’s business heads, and utilized our loan grading framework to estimate the life of loan credit losses. Wells Fargo then estimated the proportional amount of Wachovia’s existing allowance for loan losses attributable to both SOP 03-3 and non-SOP 03-3 categories by portfolio. The analysis culminated in a review performed by each impacted business group, Credit Administration, Accounting Policy and Wells Fargo’s independent auditor. Based on this review, of the $15.4 billion total Wachovia allowance for loan losses, $10.4 billion was estimated to be attributable to those loans within the scope of SOP 03-3.

Matt McNair, Esq.
November 17, 2008

     In response to the Staff’s comment, we have revised Balance Sheet Adjustment C on page 65 of the Form S-4 to briefly disclose how we determined the amount of existing allowance for loan losses subject to SOP 03-3.

     19.  Please tell us and revise to disclose why the $10.9 billion of identifiable intangibles included in Balance Sheet Adjustment F does not agree to the amount of identifiable intangibles used in allocation of the pro forma purchase price in Note 8.

     The difference between the intangible asset balances is the $1.9 billion of Wachovia’s existing intangible assets. This amount, in addition to the $10.9 billion increase noted in Balance Sheet Adjustment F, results in the $12.8 billion of estimated identifiable intangibles in Note 8. In response to the Staff’s comment, we have revised Balance Sheet Adjustment F on page 65-66 of the Form S-4 to disclose why the $10.9 billion of identifiable intangibles differs from the amount of identifiable intangibles used in the allocation of the pro forma purchase price in Note 8.

     20.  Please revise to disclose the expected useful lives and the expected amortization methods used for the identifiable intangibles noted in Balance Sheet Adjustment F.

     In response to the Staff’s comment, we have revised Balance Sheet Adjustment F on page 65 of the Form S-4 to disclose the expected useful lives and the expected amortization methods used for the identifiable intangibles.

     21.  Please revise to provide additional detail related to the fair value adjustments of $4.4 billion to Other Assets disclosed in Balance Sheet Adjustment F.

     In response to the Staff’s comment, we have revised Balance Sheet Adjustment F on page 66 of the Form S-4 to provide additional detail related to the fair value adjustments of $4.4 billion to Other Assets.

     22.  Please revise to provide additional detail related to your increase in deferred tax assets of $13.0 billion disclosed in Balance Sheet Adjustment F.

     In response to the Staff’s comment, we have revised Balance Sheet Adjustment F on page 66 of the Form S-4 to provide additional detail related to the increase in deferred tax assets of $13.0 billion.

     23.  Related to Balance Sheet Adjustment G, as well as Adjustment B, your disclosures seem to imply that you adjust the values to fair value and then make an additional adjustment to reverse prior purchase accounting adjustments. If true, please revise to clarify that your reversal of prior purchase accounting adjustments combined with the other adjustments result in the interest-bearing deposits and loans being recorded at fair value.

Matt McNair, Esq.
November 17, 2008

     In response to the Staff’s comment, we have revised Balance Sheet Adjustments G and B on pages 66 and 65, respectively, of the Form S-4 to clarify that the reversal of prior purchase accounting adjustments combined with the other adjustments result in the interest-bearing deposits and loans being recorded at fair value, as prescribed by FAS 141, Business Combinations.

     24.  Please revise to disclose the amount of estimated exit reserves recorded in Balance Sheet Adjustment H. If the amount is different than the amount disclosed in Note 3 on page 23, please revise to explain the difference.

     In response to the Staff’s comment, we have removed paragraph three in Note 1 on page 63, clarified in Note 3 on page 64 that an estimated $3.1 billion ($2.0 billion after tax) has been recorded in purchase accounting, and revised Balance Sheet Adjustment H on page 66 accordingly.

     25.  Please revise to provide additional detail in your description of Balance Sheet Adjustment J to allow an investor to understand how the amount of the adjustment for Common Stock and Additional Paid-In Capital were calculated.

     In response to the Staff’s comment, we have revised Balance Sheet Adjustment J on page 66 of the Form S-4 to provide additional detail to allow an investor to understand how the amount of the adjustment for Common Stock and Additional Paid-In Capital were calculated.

     26.  Please revise to disclose why an income statement pro forma adjustment similar to M is not needed for the pro forma statement of income for the nine months ended September 30, 2008.

     In response to the Staff’s comment, we have revised Income Statement Adjustment M on page 66 of the Form S-4 to disclose why an income statement pro forma adjustment similar to M is not needed for the pro forma statement of income for the nine months ended September 30, 2008.

     27.  Please revise to delete income statement adjustments O and P as it is not appropriate to make adjustments to remove charges from the historical financial statements of the acquirer or the target. In lieu of making adjustments to the pro forma financial statements for these items, you may provide appropriate clarifying disclosure in the footnotes to the pro forma financial statements.

     In response to the Staff’s comment, we have removed former Income Statement Adjustments O and P from Note 5 to the Pro Forma Condensed Combined Financial Information and the corresponding income statement adjustment notes on page 67 of the Form S-4. We have used the Staff’s suggestion and added Note 9, Effect of Hypothetical Adjustments to Wachovia’s Historical Financial Statements, at page 70 of the Form S-4.

     28.  Please revise to disclose the primary reasons for the difference between your consolidated effective tax rate and the statutory federal income tax rate for the periods presented as noted in Income Statement Adjustment R. Consider providing this information quantitatively.

     In response to the Staff’s comment, we have added new Income Statement Adjustment P on page 67 of the Form S-4. We have used the Staff’s suggestion and provided the information

Matt McNair, Esq.
November 17, 2008

quantitatively.

Note 8: Preliminary Purchase Accounting Allocation, page 27

     29.  Please revise to separately quantify the estimated direct costs of the business combination and to confirm in your disclosure that all such costs are properly included as part of the pro forma purchase price.

     Direct acquisition costs of approximately $0.1 billion incurred by Wells Fargo and Wachovia are included in other liabilities and accrued expenses and disclosed in Balance Sheet Adjustment H. Wells Fargo’s portion of these direct acquisition costs are minimal and are included within the $24.5 billion total pro forma purchase price disclosed in Note 8 on page 68 of the Form S-4.

The Merger

Background of the Merger, Page 37

     30.  Please revise this section to disclose the reason(s) why discussions with the potential combination partner with which negotiations began on September 17 were terminated; explain whether it was Wachovia or the counterparty that ceased negotiations. Where the potential merger transactions are discussed on pages 38 and 39, please also disclose the range of terms of those merger possibilities. Also, please revise the second full paragraph on page 39 to disclose why discussions with the strategic investor ceased.

     In response to the Staff’s comment, we have revised the disclosure on pages 29 and 30 of the Form S-4.

Interests of Certain Wachovia Directors and Executive Officers in the Merger

Robert K. Steel Agreement, page 60

     31.  Using a hypothetical share price, please provide an example quantifying the amount Mr. Steel would receive upon exercising his options after the merger.

     In response to the Staff’s comment, we have revised the disclosure on page 51 of the Form S-4.

Material U.S. Federal Income Tax Consequences, page 61

     32.  The closing tax opinion that is referenced will not satisfy Item 601(b)(8) of Regulation S-K. Please revise this section to discuss each material federal income tax consequence and indicate that it represents the opinion of counsel. Remove inconclusive language such as “if the merger qualifies as a ‘reorganization’ within the meaning of Section 368(a) of the Code...” and include definitive language such as “will qualify.” Assuming that you will use a short form opinion, Exhibit 8.1 may adopt the discussion in the prospectus as the opinion of counsel.

Matt McNair, Esq.
November 17, 2008

     In response to the Staff’s comment, we have revised the disclosure on pages 53 and 54 of the Form S-4.

Where You Can Find More Information, page 120

     33.  You have elected to incorporate by reference all Exchange Act documents subsequently filed by Wells Fargo and Wachovia. With respect to Wells Fargo filings, please revise to comply with Item 11(b)(3) of Form S-4. With respect to Wachovia filings, please revise to comply with Item 11(b)(1) of Form S-4. Furthermore, please revise this section to clearly state that filings made between the date of the initial registration statement and the date of effectiveness will be incorporated by reference. Refer to Interpretation H.1169 of the July 1997 CF Manual of Publicly Available Telephone Interpretations.

     In response to the Staff’s comment, we have revised the disclosure on page 124 of the Form S-4.

Wells Fargo Form 10-K for the year ended December 31, 2007
General

     34.  Please tell us what the delinquency rate of prime loans held in your portfolio is and disclose this information in future filings.

     As discussed with the Staff on November 13, 2008, Wells Fargo does not employ or have a consistent company-wide definition of prime loans. Our multiple business groups each have their own system for classifying loans and borrowers. Each lending group considers a number of factors, including loan-to-value ratios, documentation requirements, existence of government insurance, FICO scores and debt-to-income ratios in determining how to categorize, service and manage risk in connection with a loan. These definitions change over time as economic conditions change, and as a result, management does not gather or monitor company-wide delinquency data based on broad prime or non-prime delineations, nor does it believe this data to be meaningful in the context of how Wells Fargo manages its business.

     In an effort to provide financial statement users with more meaningful information, we have focused our disclosures on the information that management uses in its own decision making processes. The Table in our most recent Annual and Quarterly Reports of the National Home Equity Group Portfolio with delinquency and loss rate data by geographic area is an example of this type of disclosure. We understand the importance of continually seeking to improve the transparency of disclosures for high risk loan concentrations and stand ready to work with the Staff to achieve this goal.

     35.  Please confirm that you will include a performance graph in future annual reports to shareholders. Refer to Item 201(e) of Regulation S-K.

     The performance graph required under Item 201(e) of Regulation S-K was included on page 132 of our 2007 annual report to shareholders. We confirm that we will include the performance graph in future annual reports to shareholders.

     36.  We note you proposed additional disclosure related to your sub-prime exposure in

Matt McNair, Esq.
November 17, 2008

your response to comment #1 in your letter dated December 12, 2007. We could not locate disclosure in your December 31, 2007 Form 10-K or subsequent Forms 10-Q which provide similar information. Considering the significant focus on sub-prime and alt-A exposure in the current environment, please tell us in detail and revise your future filings to quantitatively disclose in one section of your document your total company-wide exposure to sub-prime and alt-A credit or other risk.

     Consistent with our response to comment 34 above, we do not believe that the identification of higher risk loans as either prime or non-prime is meaningful information in the context of how Wells Fargo manages its business. We believe that a more focused presentation of specific loan concentrations, such as our National Home Equity Group Portfolio table, is a more informative disclosure and is indicative of the type of data we use in day-to-day management operations. We stand ready to work with the Staff to aid investor understanding by developing additional appropriate disclosures relating to higher risk loan portfolios.

Financial Review – Overview, page 34

     37.  You disclose that you recorded a “special” $1.4 billion provision to further build reserves for loan losses in 2007. Please tell us the characteristics of this provision which you believe renders the provision “special” and tell us how you differentiate it from any previous or subsequent provisions were characterized as “special.” It is unclear how a systematic process applied with procedural discipline over a period of time can result in a provision that can be characterized as “special.” Please revise your future filings to eliminate such references or tell us why you believe your process that results in “special provisions” is consistent with the guidance in SFAS 5 and 114 and related interpretations.

     The $1.4 billion amount noted as a “special” provision represents the amount of provision for credit losses taken in excess of charge-offs for the quarter ended December 31, 2007. This amount was recorded due to significant deterioration in the consumer real estate portfolio (primarily home equity) in the fourth quarter, utilizing our consistent allowance methodology. As a result of the adverse shifts in loss frequency and severity that were rapidly occurring in the home equity portfolio, we updated key assumptions to consider the rapid deterioration in home prices that were observed. The determination of the provision for credit losses was in accordance with our allowance methodology, which is consistent with the guidance in SFAS 5 and 114 and related interpretations. We have not characterized any previous or subsequent provisions as “special.”

     In response to the Staff’s comment, we will revise future filings to eliminate references to “special” provisions.

     38.  You disclose that during 2007 you recorded a $324 million loss due to mortgage loans repurchased and an increase in the repurchase reserve for projected early payment defaults. Please revise to disclose whether you repurchased the mortgage loans due to the standard representations and warranties you provide as part of your securitization activities or due to another reason. Please revise to provide a brief discussion of the primary reasons you were required to repurchase them and discuss the implications and significance of this trend on your future financial results.

Matt McNair, Esq.
November 17, 2008

     Mortgage loans are repurchased based on standard representations and warranties and early payment default clauses in mortgage loan sale contracts. The $324 million of losses disclosed at December 31, 2007 includes a $99 million increase in the repurchase reserve. Of the $99 million, $87 million was due to increases in projected early payment defaults, due to the overall deterioration in the mortgage market during 2007. The remaining $12 million increase in the repurchase reserve was due to standard representations and warranties as the housing market deteriorated and loss severities on repurchases increased in late 2007.To the extent the housing market does not recover, Wells Fargo Home Mortgage could continue to have increased loss severity on repurchases, causing future increases in the repurchase reserve. The remaining $225 million of losses disclosed at December 31, 2007 included both losses on unsalable loans and losses on GNMA loss mitigation repurchases. Due to the deterioration in the overall credit market and the increase in the volume of loan modification due to efforts aimed at keeping borrowers in their homes, these losses have been significant. Similar losses on unsalable loans and GNMA loss mitigation repurchases could be possible in the future if the housing market does not recover.

     In response to the Staff’s comment, we will revise our future filings to include the requested information.

On page 36, you disclose that you believe there is minimal additional loss content in nonaccrual first mortgage loans transferred to nonperforming asset status since they are adjusted to market value. We have the following comments:

     39.  Your accounting policy related to nonaccrual loans on page 80 does not indicate that nonaccrual loans are measured at market value when they are placed on nonaccrual status. Please tell us in detail and revise future filings to clarify how you measure loans that are placed on nonaccrual status. If you do measure them at fair value, please tell us the accounting guidance on which you rely and tell us the difference between market value and amortized cost as of December 31, 2007 and September 30, 2008.

     We do not measure nonaccrual first mortgage loans at fair value. Mortgage loans on nonaccrual status continue to be carried at their amortized cost less any recognized charge-offs. Upon foreclosure, mortgage loans are transferred to foreclosed assets (within Other Assets). At that time, the loan is reduced through a charge-off so that the foreclosed asset is carried at fair value less costs to sell.

     We have not made the statement regarding “minimal additional loss content” in filings subsequent to the 2007 Form 10-K.

     40.  Please tell us the basis for your conclusion that loans measured at market value have “minimal additional loss content” considering the volatility of the loan market as well as the declines in real estate collateral values in many areas, especially in the months leading up to December 31, 2007.

     The “minimal additional loss content” comment in our Form 10-K referred solely to first mortgage loans that were transferred to foreclosed assets. We believed that the remaining loss content was minimal as the foreclosed asset was reduced to fair value less costs to sell at the time of transfer, which reflected the then current market value of the underlying collateral.

Matt McNair, Esq.
November 17, 2008

Critical Accounting Policies

Process to Determine the Adequacy of the Allowance for Credit Losses, page 39

     41.  Please revise your future filings to provide additional information regarding your forecasting models used to measure losses inherent in consumer loans and some commercial small business loans. Please describe your forecasting models in a level of detail sufficient to explain and describe the systematic analysis and procedural discipline applied.

     In response to the Staff’s comment, we will revise our future filings to include the requested information.

     42.  Please revise your future filings to quantify the portion of the allowance for credit losses calculated for each of the three identified elements:

A. pooled consumer and some commercial small business loans;

B. non-impaired commercial loans, commercial real estate loans and lease financing; and

C. impaired commercial and commercial real estate loans that are over $3 million and certain consumer, commercial and commercial real estate loans whose terms have been modified in a troubled debt restructuring.

     In response to the Staff’s comment, we will revise our future filings to include the requested information.

     43.  For any loans that are pooled to determine the allowance for credit losses, please revise to disclose the basis for your groupings. Specifically, revise to disclose how you grouped sub-prime, alt-A or any other relatively higher risk loans. If you group these loans with other relatively lower risk loans, please tell us why you believe this policy is consistent with the guidance in SAB 102 which states that loans with similar characteristics should be grouped together in determining and measuring impairment under SFAS 5.

     For those loans that are pooled to determine the allowance for credit losses, the basis for this grouping is by product and/or business unit. As discussed with the Staff on November 13, 2008, and consistent with our response to comments 34 and 36, we do not have a consistent Company-wide definition of sub-prime or alt-A loans, nor do we manage our businesses in accordance with these definitions. We believe that our basis for grouping loans is disaggregated to a level that allows us to adequately determine and measure impairment under SFAS 5. We will disclose in future filings this basis for our groupings.

     We believe that a more focused presentation of specific higher risk loan concentrations is more meaningful. To the extent that evidence of significant credit deterioration exists in our loan portfolios, we are committed to provide enhanced disclosures of these risks in the analysis of our allowance for loan losses.

Matt McNair, Esq.
November 17, 2008

Allowance for Credit Losses, page 58

     44.  We note that your ratio of allowance for loan losses to annual charge-offs has decreased significantly from December 31, 2006 to September 30, 2008. Please revise your future filings to discuss the underlying causes of this trend, the implications and significance of this trend and how you considered this ratio and trend in determining the amount of your allowance for loan loss.

     In response to the Staff’s comment, we will revise our future filings to include the requested information.

Financial Statements

Consolidated Statement of Changes in Stockholders’ Equity …, page 76

     45. We note you record net unrealized losses on securities available for sale and other interests held in cumulative other comprehensive income. Please revise your future filings to clarify the nature of the other interests held and disclose why you recognize the amounts in cumulative other comprehensive income.

     In response to the Staff’s comment, we will revise our future filings to include the requested information.

Note 1: Summary of Significant Accounting Policies

Loans, page 80

     46.  For purposes of greater transparency, for each loan product line, please revise your future filings to disclose your charge-off policy and the approximate average number of days past due loans were when they were charged for each period presented.

     In response to the Staff’s comment, we will revise our future filings to include the requested information.

Note 7: Premises Equipment, Lease Commitments and Other Assets, page 91

     47.  With a view toward increased transparency, please revise your future filings to separately present the nonmarketable private equity investments accounted for at cost and those accounted for using the equity method.

     In response to the Staff’s comment, we will revise our future filings to include the requested information.

     48.  With a view toward increased transparency, for each period presented, please revise your future filings to separately present realized and unrealized gains and losses related to private equity investments.

Matt McNair, Esq.
November 17, 2008

     In response to the Staff’s comment, we will revise our future filings to include the requested information.

Note 17: Fair Value of Assets and Liabilities

Loans, page 106

     49.  You disclose that for credit card loans fair value is equal to book value adjusted for estimates of credit losses inherent in the portfolio at the balance sheet date. Please tell us why you believe a market participant would use an estimate of inherent losses as of a certain date as opposed to expected credit losses in measuring fair value.

     In connection with the adoption of FAS 157, Fair Value Measurements, in 2007, we completed a project to review and ensure the techniques to estimate fair value for all fair value measurements impacting our financial statements was in compliance with the guidance in FAS 157. Techniques reviewed included those used to estimate the fair value of assets and liabilities requiring disclosure under FAS 107, Disclosures About Fair Value of Financial Instruments. As a result of this project, our fair value estimates for FAS 107 disclosures for virtually all of our loan portfolios included an appropriate fair value adjustment for credit risk which inherently included a life of loan estimate of credit losses. Due to the relative short duration and revolving nature of our credit card loans, we determined the use of the estimate of inherent losses as of the balance sheet date was a reasonable estimate of the fair value adjustment due to credit risk for purposes of estimating fair value under FAS 157 and the FAS 107 disclosure requirements.

     50.  Please revise to discuss how you incorporated and considered credit risk in the fair value measurements for each loan portfolio.

     In response to the Staff’s comment, we will revise our future filings to include the requested information.

Fair Value Option, page 109

     51.  For mortgages measured at fair value under SFAS 159, please revise your future filings to disclose for each interim or annual period presented the estimated amount of gains or losses included in earnings during the period attributable to changes in instrument-specific credit risk and how the gains or losses attributable to changes in instrument-specific credit risk were determined. Refer to paragraph 19c. of SFAS 159. If you believe this information is not material, please provide us the supporting analysis on which you rely for this determination.

     In response to the Staff’s comment, we will revise our future filings to include the requested information.

Item 11. Executive Compensation

General

52.  Please provide to the staff, and in future filings disclose, the one-, three-, and five-

Matt McNair, Esq.
November 17, 2008

year financial results of the company and the peer group upon which the HRC relied in evaluating the company’s performance for purposes of determining the annual incentive award to the named executives. If possible, please provide this information in tabular form.

     We are supplementally providing to the Staff the information requested. In response to the Staff’s comment, we will revise our future filings to include the information relied on by the HRC in evaluating the company’s comparable performance for purposes of determining the annual incentive award to the named executives.

     53.  Please tell the staff on what date the HRC made its compensation decisions with respect to the named executives. Please also confirm that the HRC had access to all relevant public peer group information at the time its compensation decisions were made.

     For 2007 compensation, the HRC made its final compensation decisions with respect to named executives at its regularly scheduled meeting held on February 26, 2008. We also confirm that the HRC had access to all relevant public peer group information at the time of its decision. Peer group information, which is the information furnished to the Staff in response to Question 52 above, together with an analysis that presents company and peer group financial performance on a comparable basis for the most recently completed fiscal year, as well as publicly-available peer group compensation data, were included in the meeting materials the HRC used for its review.

Director Compensation, page 23 of DEF 14A

     54.  Please revise future filings to briefly discuss what formula stock awards are and how they differ from traditional stock awards.

     In response to the Staff’s comment, we will revise our future filings to include the requested information.

Relocation Program, page 79 of DEF 14A

     55.  Your response to comment 7 from our letter dated September 26, 2007 states that principal payments are not required on your relocation loans unless a triggering event occurs. However, your disclosure does not make this fact apparent. In the future, please revise to clearly disclose that principal payments are not required on these loans if that is true.

     In response to the Staff’s comment, we will revise our future filings to include the requested information.

Signatures

Matt McNair, Esq.
November 17, 2008

     56.  In future filings, please identify the principal executive officer in addition to the principal financial officer and the controller or principal accounting officer. Refer to General Instruction D(2) of the Form 10-K.

     In response to the Staff’s comment, we will revise our future filings to include the requested information.

Wells Fargo Form 10-Q for the Period Ended September 30, 2008

Overview, page 3

     57.  You disclose on page 6 that a portion of the increase in nonaccrual loans from a year ago continued to relate to our active loss mitigation strategies at Home Equity, Home Mortgage and Wells Fargo Financial as you are aggressively working with customers to keep them in their homes or find alternative solutions to their financial challenges. Please revise your future filings to disclose the approximate balance of loans that you classify as nonaccrual at period end due to your active loss mitigation strategies that otherwise would not have met the criteria to be placed on nonaccrual status. Please tell us in detail and revise your future filings to disclose why these loans would not have otherwise been classified as nonaccrual by meeting the “full and timely collection of interest or principal becomes uncertain” criteria.

     Wells Fargo does not have any loans that are on nonaccrual status as a result of active loss mitigation strategies that otherwise would not have met the criteria to be placed on nonaccrual status. The active loss mitigation strategies described relate to (a) changing the charge-off policy on Home Equity loans from 120 days to 180 days effective April 1, 2008 in order to have more time to work with customers to resolve delinquency issues and keep them in their homes and (b) the modification of loan terms for certain customers. With respect to the Home Equity loans, these loans continue to be placed on nonaccrual status at 120 days past due. With respect to loans whose terms have been modified, the majority of these loans were delinquent or on nonaccrual status prior to the modification and remain on nonaccrual status for a period of at least six months subsequent to the modification. Without either of the loss mitigation strategies described above, the nonaccrual loan balance would have been lower as the loans would have been charged-off when reaching 120 days past due.

Critical Accounting Policies

Fair Value of Financial Instruments, Page 10

     58.  You disclose that you obtain fair value measurements from independent brokers or pricing services. We have the following comments:

A.   Please revise your future filings to disclose the number of quotes or prices you generally obtain per instrument and if you obtain multiple quotes or prices, how you determine the ultimate value you use in your financial statements.

Matt McNair, Esq.
November 17, 2008

B. If true please revise your future filings to include an affirmative statement that based on your internal review procedures, the fair values provided by pricing services and brokers are consistent with the principals of SFAS 157.

C. Please revise your future filings to disclose the amount, by level, of financial instruments measured using independent pricing services and the amount measured using indicative quotes from independent brokers.

     In response to the Staff’s comment, we will revise our future filings to include the requested information.

Note 4: Securities Available for Sale, page 47

     59.  You disclose that you determined that certain of your perpetual preferred securities were not other-than-temporarily impaired as of September 30, 2008 because there was no evidence of credit deterioration or investment rating downgrades of any issuers to below investment grade, and it was probable you would continue to receive full contractual payments. We also note your disclosure on page 19 that details the specific factors you consider in your other-than-temporary analysis for perpetual preferred securities. As noted in Mr. Conrad Hewitt’s letter dated October 14, 2008 to Mr. Robert Herz, which is available on our website, OCA concluded that it would not object to an issuer applying an impairment model (including an anticipated recovery period) similar to a debt security under specific circumstances, provided there has been no evidence of a deterioration in credit of the issuer. In order to help us understand the facts and circumstances specific to your situation, please address the following:

A.   Please provide us an analysis that details the amortized cost, unrealized loss, fair value and credit rating for each individual perpetual preferred security that was in an unrealized loss position as of September 30, 2008.

     The requested analysis is being provided to the Staff under separate cover requesting confidential treatment pursuant to the provisions of Exchange Act Rule 12b-4 ( 17 C.F.R. § 200.83)

B.   Please provide us the specific individual security analysis on which you relied to conclude that there was no evidence of a deterioration in the credit of the issuer at September 30, 2008 for the securities with the most material exposure considering the amount, severity and duration of the impairment. For each security, also tell us why you believe market participants have valued the security at such a severe discount if there is no evidence of deterioration in the credit of the issuer.

     Our process for evaluating perpetual preferred securities to determine if there is evidence of deterioration in the credit of the issuer is performed on at least a quarterly basis and considers all relevant facts and circumstances. This process analyzes all aspects of financial performance, with particular focus on the ability of the issuer to maintain not only the contractual preferred coupon but also the elective common dividend. Our analysis is focused on capital adequacy and the ability of the underlying issuer to maintain adequate capital despite the severe losses experienced in the current credit

Matt McNair, Esq.
November 17, 2008

cycle. We partition the issuer’s balance sheet into key loan categories, applying reserve and loss rates that typically exceed Street analyst estimates, and then use internal credit statistics as benchmarks in order to arrive at its ultimate loss forecast and conclusion as to whether capital will remain adequate without the elimination of the contractual coupon. In those situations where we determine that the coupon is at risk, we recommend an impairment of the security. As an enhancement to this review process, beginning in the second quarter 2008, we put into place an additional policy by which it specifically reviewed perpetual preferred securities to determine issuer specific perpetual preferred security credit ratings where the credit ratings were lowered to below investment grade. If such an issuer specific credit rating downgrade occurred, then we automatically recorded an other-than-temporary impairment write down and designated such investment as being other than temporarily impaired. Additional information with respect to the documentation of our analysis of Perpetual Preferred Securities is being provided to the Staff under separate cover requesting confidential treatment pursuant to the provisions of Exchange Act Rule 12b-4 ( 17 C.F.R. § 200.83) . For investment grade perpetual preferred securities with unrealized losses that do not have evidence of credit deterioration, and for which we have the intent and ability to hold until the forecasted recovery, we consider the impairment to be temporary. Our process includes a determination of the anticipated recovery period.

     We believe that the markets are valuing these securities at severe discounts because of the unprecedented levels of illiquidity and credit spread widening, which we believe will reverse over time based on an analysis of the historical behavior of similar securities. We fully expect to receive ongoing payments on these investments as well as stated par amounts upon redemption mainly due to the credit quality of the issuers and because of continued full and timely payments even during this significantly depressed current period.

Note 7: Variable Interest Entities, page 53

     60.  Please tell us in detail and revise your future filings to briefly disclose how you account for the $7.3 billion of asset-backed securities collateralized by auto leases, issued by certain special-purpose entities where the third-party issuer of the securities is the primary beneficiary. Tell us the accounting guidance on which you rely and provide us with the supporting facts to understand the key accounting determinations.

     At September 30, 2008, we had investments in five asset backed securities totaling $7.3 billion that were collateralized by auto leases and cash reserves of $10.6 billion. These fixed-rate securities have been structured as single-tranche, fully amortizing, unrated bonds that are equivalent to investment-grade securities due to their significant overcollateralization. The securities are issued by special-purpose entities that have been formed and sponsored by third party auto financing institutions primarily because they require a source of liquidity to fund ongoing vehicle sales operations. The structures are designed to keep the overwhelming majority of the primary risks associated with structures (credit risk and residual value risk of the autos) with the sponsors of the special-purpose entities.

     At inception, we evaluated whether the special-purpose entities were variable interest entities (VIEs) and whether our investment required us to consolidate such entities in accordance with FASB Interpretation No. 46 (revised December 2003), Consolidation of Variable Interest Entities, (FIN 46R). We concluded that each were VIEs because the entities lacked sufficient equity investment at risk, had limited decision making capability, and the at risk equity holders lacked the characteristics of

Matt McNair, Esq.
November 17, 2008

controlling financial interests. We determined we were not the primary beneficiary as substantially all of the variability and risk of loss due to the primary risks (credit risk and residual value risk of the autos) of the transactions are designed to be absorbed by the sponsor. Additionally, for each investment, we confirmed with the third party sponsor of the special-purpose entities that they agreed with our accounting conclusion and would be consolidating the special-purposes entities. We continue to review these transactions on an ongoing basis to determine whether these facts and circumstances have changed as a result of market factors and conditions that would change our original accounting conclusions with respect to FIN 46R.

We account for the investments in asset backed securities in accordance with FAS 115, Accounting for Certain Investments in Debt and Equity Securities, as available-for-sale debt securities. As available-for-sale securities, they are recorded on the balance sheet at fair value, with unrealized holding gains and losses included in other comprehensive income. Interest income is recognized and other-than-temporary impairment is assessed in accordance with EITF No. 99-20, Recognition of Interest Income and Impairment on Purchased Beneficial Interests and Beneficial Interests That Continue to be Held by a Transferor in Securitized Financial Assets.

Note 11: Guarantees and Legal Actions, page 57

     61.  On page 59 you disclose that during the third quarter 2008 you purchased a SIV from certain of your money market funds pursuant to an existing capital support agreement. Please tell us and revise your future filings to address the following:

  Describe the extent of any exposure from other money market funds you sponsor to SIV assets or similar fund holdings.

     At September 30, 2008, we had investments of $179 million in SIV assets in three of the unrated money market funds that we sponsor.

     In response to the Staff’s comment, we will revise future filings to include the requested information.

  Discuss the extent to which you are aware that any of your other money market funds have been placed under review by a rating agency.

     We have not been informed by any rating agency that any of our money market funds have been placed under review.

     62.  You disclose that Visa entered into an agreement in principle to settle with Discover Financial Services in October 2008. We note that Visa issued a press release on October 27, 2008 announcing the settlement and that you filed your Form 10-Q on October 30, 2008. Please address the following regarding this disclosure:

  Please revise your future filings as well as your response letter to confirm, if true, that your portion of the settlement value is fully accrued as of September 30, 2008.

Matt McNair, Esq.
November 17, 2008

     We have recorded an accrued indemnification liability, as of September 30, 2008, in the amount of $131 million for the remaining outstanding covered VISA litigation matters, which includes our portion of the Discover settlement of $87 million. We believe that this accrual is sufficient to cover our total estimated exposure related to the Discover indemnification liability and any other remaining VISA indemnification liabilities.

  Please tell us whether there are any future effects expected on the accrual from the escrow accounts established at the time of the VISA IPO, or from any other ancillary reimbursement agreements established at that time.

     The escrow accounts established at the time of the VISA IPO are to be used to pay outstanding covered litigation matters. To the extent the escrow accounts prove inadequate to settle all covered litigation, member banks will be required to fund additional amounts into the escrow accounts with their share of the proceeds from the sale of additional shares by VISA. In the period that the escrow account is funded, we would reduce our litigation accrual with a corresponding reversal of litigation expense.

  To the extent that any of these agreements could have an future impact, please discuss it now, and how it could impact it.

     Based on our current understanding of the status of VISA covered litigation matters, we do not believe that any of the indemnification agreements will have a material future impact on our financial statements.

Note 13: Fair Values of Assets and Liabilities, page 64

     63.  On page 11 you disclose that approximately $6.5 billion in securities were transferred from Level 2 to Level 3 because significant inputs to the valuation become unobservable, largely due to reduced level of market liquidity and that related gains and losses for each respective period were included in the table on page 66. We have the following comments related to this disclosure:

A. Please consider revising your future filings to disclose how you factored the lack of liquidity into your fair value measurements. For example, discuss which assumptions you adjusted and how you determined the appropriate adjustment.

B. In determining the amount to present as transfers into and out of Level 3, please revise your future filings to clarify whether you use the fair value at the beginning or end of the period.

     In response to the Staff’s comment, we will revise our future filings to include the requested information.

Wachovia Corporation Form 10-Q for the Period Ended September 30, 2008

Financial Statements

Matt McNair, Esq.
November 17, 2008

Note 18: Fair Value Measurements and Fair Value Option, page 114

     64.  We note the tables on pages 50 and 57 where the applicable spreads on Wachovia’s credit default swaps are quantified as of September 26, 2008 by Goldman Sachs and Perella Weinberg as 1,500 basis points and 1,370 basis points, respectively. Please address the following:

  Please tell us what the applicable spreads were on your credit default swaps as of September 30, 2008.

  Bloomberg information services indicated Wachovia’s applicable credit spread on creditdefault swaps was as follows:
Date	Basis Points Spread
09/24/08	699.2
09/25/08	674.2
09/26/08	1560.5
09/29/08	438.8
09/30/08	363.8

  You disclose on page 115 that you factor in credit curves into your derivative valuation modeling. Please tell us the extent to which credit default spreads are utilized as part of your consideration of the credit risk component when valuing your liabilities held at fair value pursuant to paragraph 15 of SFAS 157.

     Wachovia uses current credit default spreads in calculating the net present value of their derivative liabilities, as described below.

  For most interest rate swaps, options and cross-currency swaps with Wachovia’s General Bank and Corporate and Investment Bank customers, Wachovia calculates nonperformance risk through a mark-to-market process that uses the terms of the individual derivative contracts, Wachovia’s credit spread and other assumptions as inputs in the models used to value their derivative liabilities.

  Certain derivative contracts with dealer counterparties and certain other derivatives are aggregated into a single hypothetical trade, where Wachovia’s credit default spread is incorporated in the mark-to-market process.

  To the extent credit default swap spreads are considered in the valuation of your liabilities reported at fair value, tell us the impact of these spreads on your results of operations for the three and nine months ended September 30, 2008.

     The positive impacts to the results of operations of considering Wachovia credit default swaps in the valuation of Wachovia’s derivative liabilities for the three and nine months ended September 30, 2008, were $88.6 million and $128.1 million, respectively.

* * * * * *

Matt McNair, Esq.
November 17, 2008

     Should any members of the staff have any questions regarding the foregoing, please feel free to contact the undersigned at (212) 403-1372. As indicated above and in our discussions, in view of the current circumstances, it is important to Wells Fargo to move forward as rapidly as possible to complete the Wachovia transaction, and if there is anything further we can do to facilitate the Staff’s review, please let us know. With a view to finalizing the Form S-4 as promptly as possible, we would greatly appreciate if the Staff would let us know by telephone or similarly prompt means if there are further questions or issues that need to be resolved before the Form S-4 is declared effective. Wells Fargo is ready to submit an acceleration request (including the acknowledgments described on page 14 of the Staff’s comment letter) promptly upon being informed by the Staff that it has completed its review, and would hope to do so by Wednesday, November 19 so as to permit the Form S-4 to be declared effective no later than Friday, November 21, 2008. Wells Fargo recognizes, and greatly appreciates, the efforts and work of the Staff to expedite the process to date.

Sincerely,
/s/ Lawrence S. Makow
Lawrence S. Makow

cc: James M. Strother, Esq.
     Jane C. Sherburne, Esq.